February 14, 2006

Mr. Steven Jacobs

United States Securities Exchange Commission

Mail Stop 4561

Washington DC 20549

Dear Mr. Jacobs;

Re Montpellier Group, Inc.

File No. 0-50103 and your letter January 13, 2006.

We have cut and pasted the Queries you raised in your letter and our answers follow, below each item:

Reply: Future disclosure has been revised to show the company as an Exploration Stage company, rather than a Development Stage company, the paragraph will read as follows:

Montpellier Group Inc. (the "Company") is a public company trading on the Over-the-Counter Bulletin Board (OTCBB). On August 19, 2005, the Company completed an acquisition and amalgamation with International Gold Resources Inc. (IGR), a private company incorporated on March 16, 2004 under the laws of the State of Nevada. Subsequent to the amalgamation, the Company changed its name to International Gold Resources Inc.

The Company is an exploration stage company engaged in the acquisition, exploration, and development of resource properties.

i)    Exploration Stage Company

The Company is considered to be in the Exploration stage as defined in Securities Act Industry Guide 7 and Statement of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to exploring and developing the mineral properties in Brazil and the Yukon Territory, Canada.

Reply: The Company's Foreign Currency Transaction significant accounting policy follows SFAS 52. There was no change in accounting policy. The foreign transaction loss for the period ended October 31, 2004 was $NIL and for the 9 months ended July 31, 2005 was $1,390. We have revised the wording of the significant accounting policy as follows:

ii)    Foreign Currency Translations

The Company's functional and reporting currency is the U.S. dollar. Assets and liabilities are translated using exchange rates in effect at the balance sheet date; equity transactions are translated at the historical rates. Revenues, expenses, gains and loses are translated at the average rate of exchange for the reporting period and are included in the statement of operations.

Reply to point 3: Based on our interpretation of guidance of EITF issue 00-19, we have concluded that the type of convertible debentures that the Company has issued should be reflected as a liability, with no portion allocated to equity. In general, EITF 00-19 applies to freestanding derivative financial instruments such as written put options, written call options and warrants, purchase put options, purchased call options, forward sale contracts and forward purchase contracts (paragraphs 1 and 3). The Company has issued conventional convertible debentures, in which the conversion feature is non-detachable from the debt instrument. EITF 00-19 also provides guidance for accounting treatment of embedded derivatives. Paragraph 61 k) of Appendix A to SFAS 133 clarifies that embedded derivative must be separated from the debt host contract and accounted for as a derivative instrument only if the conversion option, as a freestanding instrument, was a derivative instrument as defined in SFAS 133. However, under paragraph 11(a) of SFAS 133, a separate option with the same terms would not be considered to be a derivative for the Company.

Reply to point 4: The private company up to the date of the amalgamation required finance to continue its exploration program in Brazil and it looked at the most effective method to entice such investment in the short term with the view of converting such into common shares once the amalgamation had been completed.

These notes payable, convertible notes and convertible debentures were to numerous parties and none are related parties as defined in SFAS 57.

Reply: The Company disclosed that it accounts for stock-based compensation, issued to non-employees, in accordance with SFAS 123 and EITF Issue 96-18. Shares issued for financing services and mineral property have been valued and recorded at fair value. Until Montpellier Group, Inc, acquired the Company on August 19, 2005, the Company was a private company.

During the period ended October 31, 2004, fair value of 720,000 shares issued for bonuses to debt holders and 250,000 shares issued for mineral property has been determined to be $0.001 per share, being the par value. This fair value has been based on the following facts:

  There were no share issuances for cash
  There were no records indication selling price of shares amongst the shareholders (private company)
  Without historical trading history of the Company's stock, valuation of stock using Black Scholes model would be meaningless
  The Company $1.83 loss per share during the period
  The Company's (negative) net book value per share on Oct 31, 2004 was ($0.87)
  Objective and reasonable determination of fair value of consideration received from the debt holders is difficult to establish. Given that the annual interest rates were high and ranging between 20% and 120%, the value received by the company for not demanding repayment of the loans was close to $NIL.
  Objective and reasonable determination of fair value of consideration received by the Company when 250,000 shares have been issued as option payments is difficult to establish. There were no indications that properties under the option agreements contain any valuable mineral deposits.

During the period ended July 31, 2005, fair value of 3,294,600 shares issued for financing fees has been determined to be $1.00 per share. This fair value has been based on the fact that between February 9, 2005 and July 20, 2005 the Company sold 170,000 shares for $1.00 per share.

Reply: The Company is in default of the terms of the option agreements relating to Mahtin & Bonanza Claims were in default of the original agreement. A mutual agreement has been negotiated between all parties to extend the option agreements indefinitely. The vendor retains the right to terminate on 30-days notice while in default. The Company has no obligation to make any of the cash payments, incur exploration expenditures or issue shares; therefore no liability has been recorded in the Company's books. The Company can terminate the option agreements at any time. Should you wish we may provide you with copies of the agreements.

Reply: Based on our analysis of facts and interpretation of paragraph 17 of SFAS 141, we have concluded that Montpellier is the accounting acquirer as well as legal acquirer. The following are details of our analysis:

  Voting Rights - After the acquisition, shareholders of Montpellier, as a group, controlled majority (85.51%) of voting rights of the combined entity. Calculation: 32,500,000 / (32,500,00+5,507,700) = 85.51%
  Large Minority Voting Interest - After the acquisition, the large minority voting interest in the combined entity was held by 106 shareholders and represented 71.87% of the voting rights of the combined entity. The only two shareholders holding over 10% each were:
  Board of Directors - The composition of the board of directors of the combined entity consists of majority of Montpellier directors (2 out of 3). Prior to the acquisition, Montpellier's board of directors consisted of three directors: Roland Vetter, Donna Louis and Paul Hayward, and IGR had only one director, being Lyle Durham. . After the acquisition, the only change in the board of directors of Montpellier was resignation of Paul Hayward, and appointment of Lyle Durham. Paul Hayward's area of expertise was professional coaching and consulting to provide professional coaching services to individuals and business organizations. He resigned as he felt that his expertise will be better served elsewhere. Lyle Durham was appointed to the board of directors in recognition of his investor relation skills.
  Senior Management - The composition of the senior management of the combined entity is consisting of mainly Montpellier's senior management. Roland Vetter was a President, CEO and CFO of Montpellier since July 1, 2005, and remained on these positions after the acquisition of IGR. After the business combination, the only change in the senior management of the combined entity was resignation of Paul Hayward as a Corporate Secretary and appointment of Lyle Durham for this position.

Reply: Montpellier was fairly inactive company, with an appearance of a public shell. Montpellier was searching for a business opportunity. It found an opportunity and took it by acquiring IGR. After acquisition, shareholders of Montpellier controlled over 85% of the combined entity. The transaction has been accounted as purchase method of accounting, whereby the consideration given up by Montpellier has been attributed to identifiable assets less identifiable liabilities of IGR. The excess of the purchase price over the negative net book value, totalling $2,638,202 (actual), and $2,732,313 (as reported on the pro-forma financial statements) has been attributed to the resource properties; however, the properties do not meet deferment criteria and have accordingly been written off. On the pro-forma balance sheet, $2,732,313 has been charged to deficit, as after being expensed through the income statement it would end up in the deficit. The pro-forma statement of operations does not show the write-off of $2,732,313 as the pro-forma assumption is that the statement of operations cover the period immediately after the acquisition, therefore the $2,732,313 would have already been included in the deficit

Reply: The issue of the convertible preferred stock was contingent on the happening of certain events and for this reason we excluded such transaction from the pro-forma balance sheet:

On September 30, 2004 and October 30, 2004, the Company entered into an agreement to acquire 49% and 51% respectively, for a total of 100% interest in sixteen mineral claims located in Amapa State, Brazil and had committed itself to the issue of 2,000,000 convertible preference shares which pay no dividends and are convertible into six common shares for each one preference share. Conversion was to occur by providing the Company with written verification of the ownership of the claims by the Company. At both October 31, 2004 and October 31, 2005, the authorized share capital of the Company was not yet altered to include the issuance of the shares and the written verification of ownership of these claims had not yet been received.

Reply to point 10:We believe that Exhibit 99.4 includes a statement of operations and statement of cash flows for the period ended July 31, 2004, as required by Item 310 ( c) (3) of Regulation S-B

Reply to point 11:We will revise the statements to include a statement of operations and statement of cash flows for the period from inception (March 16, 2004 to July 31, 2005, so we comply with paragraph 11 of SFAS 7. Refer attached on page 8. If this is to your satisfaction please let us know so we may re-file the 8K reflecting such change.

Yours sincerely,

J Roland Vetter

President and CFO

15321 Main St. NE. 152, Duvall, WA 98019 (USA)

Tel. 1-425-844-2535; Fax 1-425-788-9684